Linkage Global Inc

VIA EDGAR

December 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rucha Pandit
Mara Ransom

Re:	Linkage Global Inc
Request for Acceleration
Registration Statement on Form F-1, as amended (File No. 333-289688)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Linkage Global Inc (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to, and that the Form F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on December 23, 2025, or as soon thereafter as practicable.

Very truly yours,

Linkage Global Inc

By:	/s/ Yang (Angela) Wang
Name:	Yang (Angela) Wang
Title:	Chief Executive Officer